UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number 001-38716

GAMIDA CELL LTD.
(Translation of registrant’s name into English)

5 Nahum Heftsadie Street
Givaat Shaul, Jerusalem 91340 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On or about April 30, 2019, Gamida Cell Ltd. (the “Company”) first distributed copies of its proxy statement to its shareholders and will mail to its shareholders of record a proxy statement for an Annual Meeting of Shareholders to be held on June 4, 2019 at the offices of the Company at 5 Nahum Heftsadie Street, Givaat Shaul, Jerusalem 91340 Israel.

Furnished herewith as Exhibits 99.1 and 99.2, respectively, are the following documents:

1.	Notice of the Annual Meeting (the “Meeting”) of shareholders of Gamida Cell Ltd. and Proxy Statement for the Meeting, each dated April 30, 2019.

2.	Proxy card for use in connection with the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.

April 30, 2019	By:	/s/ Shai Lankry
Shai Lankry
Chief Financial Officer